SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11 June 2009
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement,  11 June, 2009

                   re: Completion of HMT Preference Share Redemption

65/09                                                                                                                                                                                                                                                                                       11 June 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM CANADA, HONG KONG, JAPAN, MALAYSIA, THAILAND OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

LLOYDS BANKING GROUP ANNOUNCES THE SUCCESSFUL COMPLETION OF THE HMT PREFERENCE SHARE REDEMPTION

Unless otherwise defined in this announcement, capitalised definitions shall have the same meaning as in the prospectus (“the Prospectus”) published on 20 May 2009 by Lloyds Banking Group plc (the “Company” or “Lloyds Banking Group”) in connection with the Placing and Compensatory Open Offer.

Lloyds Banking Group plc announces that following its announcement on 8 June 2009 of the redemption of 3,475,284 HMT Preference Shares, it has today used proceeds of the “rump” placing of the Open Offer Shares for which valid acceptances were not received under the Compensatory Open Offer, together with existing cash resources, to redeem all 524,716 remaining HMT Preference Shares issued to HM  Treasury in January 2009 at 101 per cent of their issue price (in accordance with the terms agreed with HM Treasury) together with accrued dividends thereon (the “HMT Preference Share Redemption”).

As a result of the completion of the HMT Preference Share Redemption, the previous restr ictions which had prevented Lloyds Banking Group from paying dividends on its Ordinary Shares have now been removed. Whilst it is not the Board’s intention to pay a dividend on Ordinary Shares in 2009, the Board intends to resume dividend payments on its Ordinary Shares as soon as market conditions and the financial position of Lloyds Banking Group permits .

Redemption of the HMT Preference Shares also remove s the £480  million annual cost of the dividends payable on the HMT Preference Shares which will thereby improve Lloyds Banking Group’s profitability, cashflow, liquidity and organic capital generation.

The listing of the HMT Preference Shares on the FSA's Official List is expected to be cancelled, and the HMT Preference Shares are expected to cease trading, with effect from the time of their redemption.

For further information:

Investor Relations

Michael Oliver                                                                              +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe                                                                        +44 (0) 20 7356 1571
Senior Manager, Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations

Shane O’Riordain                                                                        +44 (0) 20 7356 1849
Group Communications Director
Email: shane.o’riordain@lloydsbanking.com

This announcement does not constitute a prospectus or prospectus equivalent document. This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in any jurisdiction in which such offer or solicitation is unlawful.

The Prospectus is available on the website of Lloyds Banking Group (www.lloydsbankinggroup.com) and in hard copy from Lloyds Banking Group’s registered office.

This announcement is not for distribution, directly or indirectly, in or into Canada, Hong Kong, Japan, Malaysia, Thailand or any other state or jurisdiction in which it would be unlawful to do so. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein (the “Securities”) have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”). The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

This announcement includes certain forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ’will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future.

Examples of such forward looking statements include, but are not limited to, projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, expenditures or any other financial items or ratios; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of the integration of HBOS and the achievement of certain synergy targets; statements about the future business and economic environments in the UK and elsewhere including trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments, competition, regulation, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  11 June, 2009